Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276544

PROSPECTUS SUPPLEMENT NO. 2
(to the prospectus dated January 29, 2024)

Next.e.GO N.V.

Up to 32,000,000 Ordinary Shares

This prospectus supplement supplements the prospectus dated January 29, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-276544). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on March 26, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale, from time to time, by YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”), of up to 32,000,000 ordinary shares in the capital of Next.e.GO N.V. (f/k/a Next.e.GO B.V.) (“Next.e.GO” or “TopCo”), nominal value of €0.12 per share (the “Ordinary Shares”), that consist of (i) Ordinary Shares that may be issued to Yorkville pursuant to the standby equity purchase agreement, dated as of January 4, 2024, entered into by and between Yorkville and Next.e.GO (the “SEPA”), either at the election of Next.e.GO following an Advance Notice (as defined below) or pursuant to an Investor Notice (as defined below) and (ii) 682,527 Ordinary Shares (the “Initial Commitment Shares”) issued to Yorkville as consideration for its irrevocable commitment to subscribe for Ordinary Shares at our direction, from time to time after the date of this prospectus, upon the terms and subject to the conditions set forth in the SEPA. See “Convertible Debt Issue and Committed Equity Financing” for a description of the SEPA and the Promissory Notes and “Selling Shareholder” for additional information regarding Yorkville. In connection with the SEPA, and subject to the condition set forth therein, Yorkville has agreed to advance to Next.e.GO the principal amount of $4,000,000 (the “Pre-Paid Advance”), which shall be evidenced by promissory notes (the “Promissory Notes”) convertible into Ordinary Shares (as converted, the “Conversion Shares”). The first Pre-Paid Advance in a principal amount of $2,000,000 was advanced January 4, 2024, the effective date of the SEPA (the “Effective Date”), and the second Pre-Paid Advance shall equally be in a principal amount of $2,000,000 and advanced on the second trading day after the effectiveness of this prospectus. Each Pre-Paid Advance is subject to a discount in the amount equal to 7% of the principal amount of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount (the “Original Issue Discount”). The Original Issue Discount shall not reduce the principal amount of each Promissory Note. Principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 4, 2025, unless converted by Yorkville or redeemed by Next.e.GO. Except as specifically permitted by the terms of the Promissory Notes, Next.e.GO may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest outstanding on such Promissory Notes (such amount, the “Conversion Amount”) into Ordinary Shares at the Conversion Price (as defined below). The number of Conversion Shares issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the Conversion Price. The “Conversion Price” means, as of any conversion date or other date of determination and subject to adjustments set forth in the Promissory Notes, the lower of (i) $0.7056 per Ordinary Share, or (ii) 94% of the lowest daily VWAP (as defined below) during the 7 consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than the greater of (i) $0.1026 per Ordinary Share or (ii) the nominal value of one Ordinary Share. The Conversion Price may be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes. Pursuant to the SEPA, subject to the terms and conditions set forth therein, Next.e.GO has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for Ordinary Shares for an aggregate subscription amount of up to $150 million (the “Commitment Amount”), at any time from the Effective Date of the SEPA until February 1, 2027, unless earlier terminated pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). Next.e.GO will not have the right to require Yorkville to subscribe for any Ordinary Shares under the SEPA if a balance remains outstanding under a Promissory Note, unless an Amortization Event (as defined in the Promissory Notes) has occurred and the proceeds of any Advance is applied towards repayment of a balance under a Promissory Note. At any time during the Commitment Period and provided that a balance under a Promissory Note is outstanding, Yorkville may, by providing written notice to Next.e.GO (an “Investor Notice”), require Next.e.GO to issue and sell shares to Yorkville as set out in the relevant Investor Notice, in accordance with the terms and limitations as set forth in the SEPA. The purchase price of the shares delivered pursuant to an Investor Notice shall be equal to the Conversion Price in effect on the date of delivery of the Investor Notice and shall be paid by offsetting the amount of the aggregate purchase price to be paid by Yorkville against an equal amount outstanding under the Promissory Note.

Otherwise, each Ordinary Share to be issued to Yorkville from time to time under the SEPA will be issued at one of two pricing options, at the election of Next.e.GO. Under the first option (“Pricing Option 1”), Next.e.GO will sell the Ordinary Shares to Yorkville at 96% of the Market Price (as defined below) for any period commencing (a) if submitted to Yorkville prior to 9:00 a.m. Eastern Time on a trading day, the open of trading on such day or (b) if submitted to Yorkville after 9:00 a.m. Eastern Time on a trading day, upon receipt by Next.e.GO of written confirmation of acceptance of such Advance Notice by Yorkville, and which confirmation shall specify such commencement time, and, in either case, ending on 4:00 p.m. New York City time on the applicable date of the Advance Notice (the “Option 1 Pricing Period”). Under the second option (“Pricing Option 2”), Next.e.GO will sell the shares of Ordinary Shares to Yorkville at 97% of the Market Price for any three consecutive trading days commencing on the date of the Advance Notice (the “Option 2 Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Ordinary Shares on the Nasdaq Global Market LLC (“Nasdaq”) during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Ordinary Shares on the Nasdaq during the Option 2 Pricing Period. The SEPA does not require Yorkville to subscribe for or acquire any Ordinary Shares under the SEPA if those Ordinary Shares, when aggregated with all other Ordinary Shares acquired by Yorkville under the SEPA, would result in Yorkville beneficially owning more than 4.99% of the then outstanding Ordinary Shares (the “Beneficial Ownership Cap”). We may not have access to the full $150 million Commitment Amount available under the SEPA due to the reasons noted above. See “Convertible Debt Issue and Committed Equity Financing” for more information regarding the SEPA.

We are not selling any of our Ordinary Shares under this prospectus, and we will not receive any of the proceeds from the sale of our Ordinary Shares by Yorkville. We will bear all costs, expenses and fees in connection with the registration of the Ordinary Shares. Yorkville will bear all commissions and discounts, if any, attributable to sales of the Ordinary Shares registered herein. We are registering these our Ordinary Shares for resale by Yorkville pursuant to the registration rights granted to Yorkville under the SEPA. See “Selling Shareholder” for more information. As of the date of this prospectus, we are unable to estimate the actual total amount of proceeds that we may receive under the SEPA, as it will depend on a number of factors, including the frequency and prices at which we issue Ordinary Shares to Yorkville, market conditions and the trading price of our Ordinary Shares, our ability to meet the conditions set forth in the SEPA, and determinations by us as to the appropriate sources of funding for our company and our operations. Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Ordinary Shares by Yorkville and any discounts, commissions, or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act.

Our registration of the securities covered by this prospectus does not mean that Yorkville will offer or sell any of the Ordinary Shares. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information. The market price of our Ordinary Shares could decline if Yorkville sells a significant portion of our Ordinary Shares or is perceived by the market as intending to sell them. See “Risk Factors — Risks Relating to this Offering — The issuance of our Ordinary Shares to Yorkville will cause dilution to our existing shareholders, and the sale of the Ordinary Shares acquired by Yorkville, or the perception that such sales may occur, could cause the price of our Ordinary Shares to fall” and “Risk Factors — Risks Relating to this Offering — Investors who buy Ordinary Shares at different times will likely pay different prices.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read this prospectus and any applicable prospectus supplement before you invest in our securities.

Our Ordinary Shares are traded on the Nasdaq Global Market LLC (the “Nasdaq”) under the symbol “EGOX.” On March 25, 2024, the closing price per Ordinary Share as reported on Nasdaq was $0.0509.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

On March 25, 2024 we received a staff determination letter from the Listing Qualifications Department of Nasdaq notifying us of the staff’s determination to delist our securities because our Ordinary Shares have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii). We also currently fail to satisfy the requirement that the closing bid price of our securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A).

Investing in our Ordinary Shares involves risks that are described in the “Risk Factors” section beginning of page 18 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

We are both an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Prospectus or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representations to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2024.

Form 6-K Disclosure

e.GO Announces Nasdaq Delisting Notice

AACHEN, GERMANY– March 26, 2024 - Next.e.GO N.V. (NASDAQ:EGOX) (“e.GO”) today announced that on March 25, 2024 the Company received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities because the Company’s securities have had a closing bid price below $0.10 for ten consecutive trading days, which triggers a notice of delisting pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”).

In addition to the $0.10 Rule delisting notice, the Company also currently fails to satisfy the requirement that the closing bid price of its securities remain at $1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company has received a period of 180 calendar days to return to compliance with the Minimum Bid Price Rule, which compliance period expires on June 10, 2024. If the Company’s securities fail to regain compliance with the Minimum Bid Price Rule, Nasdaq will have an additional basis for delisting the securities.

Pursuant to the Letter, unless the Company requests an appeal of the Letter, trading of the Company’s shares will be suspended at the opening of business on April 3, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company currently plans to appeal the Staff’s determination to a Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

The Company intends to monitor the closing bid price of its common stock and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirements under the Nasdaq Listing Rules for continued listing on Nasdaq.

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